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Voghera Apericena

Restaurant

Denver, CO 80212
Coming Soon
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $5,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Voghera Apericena is seeking investment to jumpstart an innovative dining concept that I am introducing to Denver,Colorado from Milan, Italy.
First LocationLease SecuredGenerating Revenue
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LOCATION

The restaurant will be located in the Berkeley neighborhood of Denver, Colorado, a primarily residential area that is close to many amenities, including Tennyson street, which offers a selection of restaurants, bars, and small shops. The area is highly attractive for many demographics, ranging from young professionals, to families, to empty nesters. Our target clients will be looking for an authentic, intimate dining experience while trying to avoid a formal restaurant or a loud and more crowded sports bar. Voghera compliments the energy of the Berkeley neighborhood perfectly.

Surrounding neighborhoods with a combined population of 48,000 and $95,500 medium household income
Berkeley is the trendiest neighborhood in Denver, Colorado
Historic part of town, known for its nightlife and art gallery exhibits
Small business-friendly part of town
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Q&A
What is your background? How did you get into the industry?

I was born and raised in a small town in the outskirts of Milan, Italy, and moved to the US in 2013. Prior to my emigration to the United States I worked in the hospitality industry as a sports entertainer for an Italian tour operator called Veratour, which allowed me to live incredible experiences both in Italy and abroad, including the Amalfi Coast, Africa and Caribbean. I landed my first American experience working as a waiter at Disney Epcot in Orlando, where I spent a year. Upon finishing my employment with Disney, I made the decision to relocate to Colorado, where my now-wife has been living for most of her life. I continued my hospitality career working for Il Fornaio, a 21-unit fine dining Italian restaurant headquartered in California.

Why are you raising capital and why is now a good time?

I am raising capital to cover opening expenses like: complete the hiring and staffing process, marketing, advertisement, supply purchase, inventory expansion. In Denver, the local and state authorities are steadily lifting all Covid-19 restrictions. There is a strong desire from consumers to resume life activities as pre-pandemic. Colorado is experiencing positive job migration, therefore attracting more and more residents. Job and population growth in Denver have been constant for the last 7 years, and trends suggest the expansion process has a long-term positive socio-economic impact for the Mile-High city.

What is your background? How did you get into the industry?

I was born and raised in a small town in the outskirts of Milan, Italy, and moved to the US in 2013. Prior to my emigration to the United States I worked in the hospitality industry as a sports entertainer for an Italian tour operator called Veratour, which allowed me to live incredible experiences both in Italy and abroad, including the Amalfi Coast, Africa and Caribbean. I landed my first American experience working as a waiter at Disney Epcot in Orlando, where I spent a year. Upon finishing my employment with Disney, I made the decision to relocate to Colorado, where my now-wife has been living for most of her life. I continued my hospitality career working for Il Fornaio, a 21-unit fine dining Italian restaurant headquartered in California.

Why are you raising capital and why is now a good time?

I am raising capital to cover opening expenses like: complete the hiring and staffing process, marketing, advertisement, supply purchase, inventory expansion. In Denver, the local and state authorities are steadily lifting all Covid-19 restrictions. There is a strong desire from consumers to resume life activities as pre-pandemic. Colorado is experiencing positive job migration, therefore attracting more and more residents. Job and population growth in Denver have been constant for the last 7 years, and trends suggest the expansion process has a long-term positive socio-economic impact for the Mile-High city.

What is your background? How did you get into the industry?

I was born and raised in a small town in the outskirts of Milan, Italy, and moved to the US in 2013. Prior to my emigration to the United States I worked in the hospitality industry as a sports entertainer for an Italian tour operator called Veratour, which allowed me to live incredible experiences both in Italy and abroad, including the Amalfi Coast, Africa and Caribbean. I landed my first American experience working as a waiter at Disney Epcot in Orlando, where I spent a year. Upon finishing my employment with Disney, I made the decision to relocate to Colorado, where my now-wife has been living for most of her life. I continued my hospitality career working for Il Fornaio, a 21-unit fine dining Italian restaurant headquartered in California.

Why are you raising capital and why is now a good time?

I am raising capital to cover opening expenses like: complete the hiring and staffing process, marketing, advertisement, supply purchase, inventory expansion. In Denver, the local and state authorities are steadily lifting all Covid-19 restrictions. There is a strong desire from consumers to resume life activities as pre-pandemic. Colorado is experiencing positive job migration, therefore attracting more and more residents. Job and population growth in Denver have been constant for the last 7 years, and trends suggest the expansion process has a long-term positive socio-economic impact for the Mile-High city.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
OUR STORY

The Apericena concept revolves around the idea of an agile and informal way of socializing using food and drinks as its medium. Apericena is made of the Italian words "Aperitivo" (aperitif) and "Cena" (dinner). It was perfected and has become a staple in my home town of Milan, Italy.

Revolutionary concept, perfected in my home town of Milan, Italy
Lack of authentic alternatives to traditional Italian dining in Denver, Colorado
Feedback from existing clients and general consumers from my past restaurant job
High demand for small, independent authentic restaurants
The recent pandemic highlighted the importance of local business in supporting communities
Italian owner and operator of an innovative concept
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$196,920
Projected Monthly Revenue
120 people
Floor Space
$50
Average Ticket Size
$2,363,040
Projected Annual Revenue
125 people
Average Daily Customers
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03/2021
Incorporated

Voghera Apericena was formed in Colorado as an LLC.

06/2021
Capital Raise

$100,000 of initial investment deposited into the LLC account.

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THE TEAM
Marco
Owner

I was born and raised in a small town in the outskirts of Milan, Italy, and moved to the US in 2013. Prior to my emigration to the United States I worked in the hospitality industry as a sports entertainer for an Italian tour operator called Veratour, which allowed me to live incredible experiences both in Italy and abroad, including the Amalfi Coast, Africa and Caribbean. I landed my first American experience working as a waiter at Disney Epcot in Orlando, where I spent a year. It wasn't long before I fell in love with this country and little did I know that my "American Dream" was just beginning. I learned right away that in the US it doesn't matter where you are from, what color your skin is, what your religious or political beliefs are, the bare English you speak; if you want to make it, you can make it. During my incredible Disney experience I kept in touch with Nicole, whom I met while working at the resort in Mexico, and who eventually became my wife and mother to our son, Leo. Upon finishing my employment with Disney, I made the decision to relocate to Colorado, where my wife has been living for most of her life. I continued my hospitality career working for Il Fornaio, a 21-unit fine dining Italian restaurant headquartered in California. Not long after, I decided to follow my manager Jorge's recommendation, who at that time was working as night shift manager because of his daily job as an insurance broker, and obtained my P&C license. Jorge introduced me to the brokerage firm and I signed the contract to become an insurance broker. As time went by, Jorge and I decided to open our own firm and IMB, LLC was formed in August 2016. Though I decided to sell my 50% ownership of IMB to better take care of my newborn Leo, I am still a passive P&C producer for the agency to this day, while working on weekends at Firenze a Tavola, the fine dining concept of Parisi, the Italian restaurant on Tennyson Street

Davide
Lead server

Davide was born and raised in Lake Como, and after attending the hospitality college in the spectacular town of Bellagio, moved to the US. His credentials, among many others, include owning and operating a restaurant in San Francisco and working for 10+ years on the Las Vegas strip for a prestigious Italian restaurant. His professional college degree and real work experience make him a fundamental asset not only in the customer experience but also in the day to day operation of Voghera, providing invaluable knowledge and recommendations on how to successfully run such an enterprise.

Viviana
Culinary Director

Viviana, born and raised in Tuscany, moved to Denver a few years ago. She will be the culinary director bringing to Voghera the "Italian mother" kind of knowledge when it comes to making sure the food we serve is made with Italian love, passion, and attention to detail.

Leo
Kitchen Manager

Leo, born and raised in California, has been working at Il Fornaio Denver Tech Center for the last 6+ years, and that is where we met. As a young cook he quickly learned how to operate in a high-volume and fine dining environment, which represents the most challenging situation. His moderate temper allowed him to maintain composure even in moment of high stress. His direct managers in the kitchen have been training him hardly on both, what really means cooking Italian food, and what is behind the artistic side: doing the math on purchasing, how to handle food cost, how to properly inspect food items, kitchen equipment, and strictly comply with local and federal health regulations.

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BUSINESS MODEL

A concept like Voghera only requires a small number of workers, with the location favorably positioned in a high foot-traffic area, small in size to contain hard-hit costs like labor wages, rent and related expenses. Trends suggests that margin on the traditional way of running a restaurant are going to be decreasing with time due to the above mentioned expenses and volatility of the economy. But on the other side there is an increase in demand for authenticity, healthy and "agile" concepts, also due to the commoditization of information technology that allows people to get to know more about another country's culinary traditions (technology in this case is referenced for the restaurant industry), therefore expecting more genuineness from a restaurant.

For many people the idea of opening a restaurant amid the COVID-19 pandemic might seem irrational, especially since the hospitality industry as a whole has been the hardest hit industry, but using facts and not emotions, one can see why it is the best time to execute such plan.
The labor market has never been as bountiful, where so many talents are now left searching for new employment, people, especially in wealthy

neighborhoods like the ones in the Denver South Metro area are more willing than ever to go out and enjoy the social life that made them famous, especially after 12 months of lockdown.

For the last 3 years I have been working at the lower level of Parisi, in the fine dining room called Firenze a Tavola, where I made lifelong friendships with two of its member, who will be joining me in my new venture, on top of creating a base clientele, many of whom come for a drink with us after work.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Operating Capital $47,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,281,250	$2,509,375	$2,685,031	$2,819,282	$2,903,860
Cost of Goods Sold	$1,303,571	$1,433,928	$1,534,302	$1,611,016	$1,659,346
Gross Profit	$977,679	$1,075,447	$1,150,729	$1,208,266	$1,244,514

EXPENSES

Rent	$109,020	$111,745	$114,538	$117,401	$120,336
Utilities	$24,000	$24,600	$25,215	$25,845	$26,491
Salaries	$480,000	$528,000	$564,959	$593,206	$611,002
Insurance	$12,000	$12,300	$12,607	$12,922	$13,245
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Cleaning	$18,000	$18,450	$18,911	$19,383	$19,867
POS fee	$6,000	$6,150	$6,303	$6,460	$6,621
Credit Card processing fee	$60,000	$61,500	$63,037	$64,612	$66,227
Operating Profit	$256,659	$300,402	$332,553	$355,517	$367,483

This information is provided by Voghera Apericena. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

business plan.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends August 19, 2021

Summary of Terms

Legal Business Name Voghera Apericena

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $5,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1%-2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2025

Financial Condition

No operating history

Voghera Apericena was established in March 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section.

Financial liquidity

Voghera Apericena has a moderate liquidity position due to it cash reserves. Voghera Apericena expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Voghera Apericena's fundraising. However, Voghera Apericena may require additional funds from alternate sources at a later date, beside the existing capital injection already deposited.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Voghera Apericena to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Voghera Apericena competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Voghera Apericena's core business or the inability to compete successfully against the with other competitors could negatively affect Voghera Apericena's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Voghera Apericena's management or vote on and/or influence any managerial decisions regarding Voghera Apericena. Furthermore, if the founders or other key personnel of Voghera Apericena were to leave Voghera Apericena or become unable to work, Voghera Apericena (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Voghera Apericena and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Voghera Apericena is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Voghera Apericena might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Voghera Apericena is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Voghera Apericena

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Voghera Apericena's financial performance or ability to continue to operate. In the event Voghera Apericena ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Voghera Apericena nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Lack of Ongoing Information

Voghera Apericena will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Voghera Apericena is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Voghera Apericena will carry some insurance, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Voghera Apericena could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Voghera Apericena's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Voghera Apericena's management will coincide: you both want Voghera Apericena to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Voghera Apericena to act conservative to make sure they are best equipped to repay the Note obligations, while Voghera Apericena might prefer to spend aggressively to invest in the business.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Voghera Apericena or management), which is responsible for monitoring Voghera Apericena's compliance with the law. Voghera Apericena will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Voghera Apericena is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Voghera Apericena fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Voghera Apericena, and the revenue of Voghera Apericena can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Voghera Apericena to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Voghera Apericena. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Voghera Apericena isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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